SCHEDULE 13G
CUSIP No. 03831W108		Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppLovin Corporation

(Name of Issuer)

Class A common stock, par value US$0.00003 per share

(Title of Class of Securities)

03831W108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 03831W108		Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS. Hontai App Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,167,242
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,167,242
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,167,242
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 294,978,513 shares of the Issuer’s Class A common stock outstanding as stated by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13G
CUSIP No. 03831W108		Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS. Hontai Capital Cayman Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,167,242
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,167,242
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,167,242
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 294,978,513 shares of the Issuer’s Class A common stock outstanding as stated by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13G
CUSIP No. 03831W108		Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS. Yunjoy Capital Cayman Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,167,242
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,167,242
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,167,242
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 294,978,513 shares of the Issuer’s Class A common stock outstanding as stated by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13G
CUSIP No. 03831W108		Page 5 of 7 Pages

Item l(a)	Name of Issuer

AppLovin Corporation

Item l(b)	Address of Issuer’s Principal Executive Offices

1100 Page Mill Road

Palo Alto, California 94304

Item 2(a)	Name of Persons Filing

Hontai App Fund Limited Partnership (“Hontai App Fund”)

Hontai Capital Cayman Inc (“Hontai Capital”)

Yunjoy Capital Cayman Inc. (“Yunjoy Capital”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of Hontai App Fund, Hontai Capital and Yunjoy Capital is as follows:

c/o MARICORP SERVICES LTD., PO BOX 2075

#31 THE STRAND, 46 CANAL POINT DRIVE

GRAND CAYMAN, CAYMAN ISLANDS

Item 2(c)	Citizenship

Hontai App Fund – Cayman Islands

Hontai Capital – Cayman Islands

Yunjoy Capital – Cayman Islands

Item 2(d)	Title of Class of Securities

Class A Common Stock, par value US$0.00003 per share

Item 2(e)	CUSIP Number

03831W108

Item 3	If this statement in filed pursuant to §§240.13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Ownership information with respect to Hontai App Fund, Hontai Capital and Yunjoy Capital is incorporated by reference through items (5) through (9) and (11) of the cover page, and the associated footnotes, for each entity. 26,167,242 shares of Class A common stock are held of record by Hontai App Fund. The general partner of Hontai App Fund is Hontai Capital and the controlling stockholder of Hontai Capital is Yunjoy Capital. Hontai App Fund shares power to vote and dispose of 26,167,242 shares of Class A common stock with Hontai Capital and Yunjoy Capital.

SCHEDULE 13G
CUSIP No. 03831W108		Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

Exhibits

99.1	Joint Filing Agreement dated February 11, 2022.

SCHEDULE 13G
CUSIP No. 03831W108		Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Hontai App Fund Limited Partnership

By:
Name:	Yuntao Ma
Title:	Authorized Signatory

Hontai Capital Cayman Inc.

By;
Name:	Yuntao Ma
Title:	Authorized Signatory

Yunjoy Capital Cayman Inc.

By:
Name:	Yuntao Ma
Title:	Authorized Signatory